Exhibit 99.1

Nouveau Monde Appoints Bernard Perron as Chief Operating Officer in Preparation for the Scale Up of its Anode Material Production

MONTRÉAL--(BUSINESS WIRE)--January 10, 2022--Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV: NOU) announces the appointment of Bernard Perron to the position of Chief Operating Officer starting Monday, January 17, 2022. Mr. Perron will oversee Nouveau Monde’s engineering, procurement, construction, operations, as well as environmental, health and safety (“EH&S”) management for its integrated mine-to-battery-material business model.

A senior executive with over 25 years of experience in the energy infrastructure sector, Perron has successfully completed over $8 billion in projects in the last ten years with industry-leading EH&S performance. Prior to joining Nouveau Monde, Mr. Perron acted as Senior Vice President, Project Development & Operations Services, at Inter Pipeline Ltd., where he led the construction of a $4.1 billion industrial complex and oversaw a team of over 450 employees. Mr. Perron cumulates hands-on project management experience for large facilities and infrastructure across Canada, Africa, and South America. He holds a Master in Business Administration from Queen’s University and an Engineering Degree, Materials and Metallurgy from École Polytechnique de Montréal.

Eric Desaulniers, Founder, President, and CEO of Nouveau Monde, commented: “As the world transitions from fossil fuels to cleantech, I am delighted to see talented minds and skilled project managers come back to Québec, America’s green battery preparing to power global electrification. Bernard will contribute his immense construction and operational expertise in sophisticated energy industrial settings to execute our vision for an advanced battery material production and a responsible mining complex. In ever-changing business and stakeholder landscapes, Bernard has delivered complex projects on schedule and on budget with an excellent EH&S track record; I am confident that he will support the next stage of our growth and elevate our practices. Bienvenue Bernard!”

Bernard Perron, COO of Nouveau Monde, reacted: “I am thrilled to be joining Nouveau Monde, a company that shares my values of safety, environmental stewardship, and community partnership. In leading strong teams and high-value capital projects, I have learned tremendously from hard-working individuals, highly technical developments, and quality-driven markets. I look forward to advancing Nouveau Monde’s roadmap to drive the transition to a green future.”

Mr. Perron’s nomination coincides with Nouveau Monde’s advancement to the execution of the phase-2 development of its Matawinie mining project for which early works started in 2021 and its Bécancour battery material plant, in respect of which work is underway to complete a feasibility study. Projected to be the largest and most advanced natural graphite operation in North America, Nouveau Monde is carrying out its de-risked phased development plan to build a localized, turn-key, and carbon-neutral alternative to Chinese supply.

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the positive impact of the foregoing on project economics, the development of the Company’s phase-2 commercial operations, the completion of the Company’s feasibility study, the Company’s objective of becoming the largest and most advanced natural graphite operation in North America, the Company’s intended carbon neutrality, cleantech trends, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com